FORM 4

 [  ]   Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(h) of the Investment
            Company Act of 1940

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1. Name and Address of Reporting Person*

                         Borland Software Corporation
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       (Last) (First) (Middle)

                              100 Enterprise Way
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                                   (Street)

      Scotts Valley              California                  95066-3249
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       (City) (State) (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
         Starbase Corporation (NYSE:"SBAS")
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3.  I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

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4. Statement for Month/Day/Year
   January 8, 2003
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5. If Amendment, Date of Original (Month/Day/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ]
    Director [ X ] 10% Owner
    [   ] Officer (give title below)
    [   ] Other   (specify title below)
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7.  Individual, or Joint/Group Filing (Check Applicable Line) [ X ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.    Title of Security (Instr. 3) Common Stock, par value $0.01 per share
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2.    Transaction Date (Month/Day/Year) January 7, 2003
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2A.   Deemed Execution Date, if any (Month/Day/Year)

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3.    Transaction Code (Instr. 8)

Code     V

P
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

Amount:      See "Explanation of Responses" below
(A) or (D):  See "Explanation of Responses" below
Prices:      See "Explanation of Responses" below

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5.  Amount of Securities Beneficially Owned Following Reported Transaction(s)
    (Instr. 3 and 4)

             See "Explanation of Responses" below
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4) D
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

             See "Explanation of Responses" below
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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3) N/A
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2. Conversion or Exercise Price of Derivative Security
    --
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3. Transaction Date (Month/Day/Year)
    --
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3A. Deemed Execution Date, if any (Month/Day/Year)
    --
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4. Transaction Code (Instr. 8)

   Code:  --
   V:     --
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,
    4, and 5)

    (A):  --
    (D):  --
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6. Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable:  --
    Expiration Date:   --
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7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   Title:                       --
   Amount or Number of Shares:  --
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8. Price of Derivative Securities (Instr. 5)

    --
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9.  Number of Derivative Securities Beneficially Owned Following Reported
    Transaction(s)
    (Instr. 4)
    --
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10. Ownership Form of Derivative Securities Beneficially Owned at End Of Month
    (Instr. 4)
    --
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11. Nature of Indirect Beneficial Ownership (Instr. 4)
    --
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EXPLANATION OF RESPONSES:

(1) Pursuant to the Agreement and Plan of Merger, dated October 8, 2002 (the "Merger Agreement"), by and among Borland Software Corporation ("Borland"), Galaxy Acquisition Corp. (the "Purchaser") and Starbase Corporation (the "Company"), the Purchaser, a wholly owned subsidiary of Borland, commenced a tender offer on October 11, 2002 for all of the outstanding shares of common stock of the Company (the "Shares") at a price of $2.75 per Share in cash, without interest. The tender offer, as extended, expired at 12:00 midnight New York City time, Friday, November 22, 2002, at which time approximately 6,902,639 Shares had been validly tendered and not withdrawn pursuant to the tender offer and such Shares were accepted for purchase by the Purchaser on November 23, 2002. The Shares purchased in the tender offer represented approximately 78.9% of the Company's outstanding Shares.

(2) At a Special Meeting of the Stockholders of the Company held on January 7, 2003, holders of a majority of the outstanding Shares approved the merger of the Company with and into the Purchaser (the "Merger"). The Merger became effective on January 7, 2003. As a result of the effectiveness of the Merger and pursuant to the Merger Agreement, all outstanding Shares were cancelled and the Company became a wholly owned subsidiary of Borland and each publicly held Share was converted into the right to receive $2.75 in cash, without interest thereon.






      /s/ Dale L. Fuller                              January 7, 2003
      ------------------------------------            --------------------
     Name:  Dale L. Fuller                                  DATE
     Date:  President and Chief Executive
            Officer
   **  SIGNATURE OF REPORTING PERSON

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

    * If the Form is filed by more than one reporting person, see, Instruction 4(b)(v).

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.